REPLY TO MINNEAPOLIS
                                                          RICK HAUSER
                                                          612/632.3095
                                                          RICK.HAUSER@GPMLAW.COM



                                November 26, 2004

Thomas A. Jones, Esq.                                       VIA EDGAR
United States Securities Exchange Commission                AND FEDERAL EXPRESS
450 Fifth Street NW.
Washington, D.C.  20549

         RE:      Biotel Inc. (the "Company")
                  Registration Statement on Form 10-SB
                  Filed October 14, 2004
                  File No. 0-50914

Dear Mr. Jones:

         Enclosed for filing on behalf of the Company please find three copies of Amendment No. 1 to the Registration Statement on Form 10-SB, and three copies marked to show changes from the registration statement filed on October 14, 2004. The Form 10-SB is being filed via EDGAR today.

         In response to the Staff's comments dated November 3, 2004, we are providing the following supplemental information provided by the Company. The paragraph numbers correspond to the paragraph numbers contained in your November 3, 2004 comment letter:

Item 1.  Description of Business

          General

1.        We have made the revisions suggested by the Staff.

2.        We have updated the financial statements through September 30, 2004.

3. We have filed the OEM Purchase Agreement with one of the two customers that accounts for more than 10% of the Company's revenues. Note that the Company does not have a contract with the other significant customer. Because the OEM Purchase Agreement does not contain quantity or exclusivity provisions, the Company views it similar to terms and conditions supplementing a purchase order. The Company has attached its proposed redacted version of the agreement.

Thomas A. Jones, Esq.
November 26, 2004
Page 2




         The Company is not filing Agility's services agreement as an exhibit to the Form 10-SB. Although management viewed the contract as significant to Agility, as it represented a milestone under the asset purchase agreement (which is attached as an exhibit to the Form 10-SB) and was the initial services contract entered into by the Company's subsidiary after the closing of the acquisition, the contract is not material to the Company. In the event the Staff does not agree with the Company's determination, the Company is requesting confidential treatment of portions of this contract due to customer concerns over the disclosure of its identity and pricing terms.

4. The three confidential treatment requests have been filed with the Commission, and we will await your comment letter in this regard.

5.       We have made the revisions suggested by the Staff.

         Environmental Matters - Page 5

6.       We have made the revisions suggested by the Staff.

7. The environmental situation at the Company's North Carolina facility has changed since the Form 10-SB was filed on October 14, 2004. The North Carolina Division of Environment and Natural Resources ("DENR") has assigned a new representative to the matter, who has indicated that the property will not likely be classified as "low risk." Instead, the resolution to the matter appears to include further site assessment and ongoing monitoring. In light of this and the adjacent landowner family's inability to make a decision of whether to connect to the city water system, the partnership that owns the property may discontinue negotiations to cap the wells on the adjacent landowner's property. We have revised the section to reflect the current status.

         The Company's management and auditors originally used the phrase "environmental investigation" when discussing the North Carolina environmental issues. After consulting with the Company's local environmental counsel in North Carolina, however, the Company was advised that environmental "oversight" is a more accurate description of the situation with the North Carolina Division of Environment and Natural Resources ("DENR"). Local counsel explained that "investigation" suggests an inquiry process whereby the DENR attempts to determine facts regarding the impact of an environmental problem. An environmental investigation suggests more unsure potential liability because the regulators use the investigation process to determine the extent of the environmental impact and its causes.

         In this case, the DENR has already directed an extensive inquiry into both the cause and extent of the environmental impact on the subject site, and the

Thomas A. Jones, Esq.
November 26, 2004
Page 3



          Company is, as necessary, working with the DENR to assess what further action on the site may be required and, if so, which parties may bear responsibility for any attendant costs going forward. While there is still the possibility that liability may be assessed in the course of this oversight, the general parameters of the environmental impact have been investigated.

          Risk Factors - Pages 7 to 10

          One customer generated a significant portion of our revenues. - Page 6

8.        We have made the revisions suggested by the Staff.

Item 2.  Management's Discussion & Analysis - Pages 9 to 12

          Results of Operations

          Twelve Months Ended June 30, 2004 and 2003

9.        We have made the revisions suggested by the Staff.

10. The MD&A now describes and explains how we account for "non-recurring engineering services."

11. These types of engineering services are commonly referred to as non-recurring engineering services in the industry. The Company believes that the revised MD&A defines the term to eliminate confusion on the part of the reader.

          Liquidity and Capital Resources

12.       We have made the revisions suggested by the Staff.

Item 5.  Directors and Executive Officers - Pages 16 to 19

          Directors and Executive Officers - Pages 16 to 18

13. The Company has determined that Daniel Pawlik is not an executive officer. Unlike the other three subsidiaries of the Company, Agility has a limited operating history as well as limited assets and revenues. Mr. Pawlik's role is limited to running the Agility subsidiary - he does not meet the definition of an executive officer under Exchange Act Rule 3b-7 because Mr. Pawlik does not have policy making authority for the Company.

Thomas A. Jones, Esq.
November 26, 2004
Page 4



Part F/S

          Notes to Consolidated Financial Statements - Page F-8

          Note 10 - Significant Customer Concentrations - Page F-16

14.       We have made the revisions suggested by the Staff.

          Note 12 - Income Taxes - Page F-17

15.       We have made the revisions suggested by the Staff.

         Let me know if you have any questions.



                                         Regards,

                                         GRAY, PLANT, MOOTY,
                                          MOOTY & BENNETT, P.A.



                                         By  /s/ Rick Hauser
                                             -----------------------------------
                                             Rick Hauser


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